Exhibit 4.5
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                     Atmos Energy Corporation
               Outside Directors Stock-for-Fee Plan


I.   Plan Purpose

     Section 1.1. Atmos Energy Corporation ("Atmos" or the "Company") hereby establishes the Atmos Energy Corporation Outside Directors Stock-for-Fee Plan (the "Plan"), which provides the non-employee directors of Atmos the option to receive all or part of their Fees in Atmos Common Stock. The purpose of this Plan is to increase the proprietary interest of the Directors in the Company's long-term prospects and the strategic growth of its business.

II.  Definitions

     Section 2.1. "Common Stock" means the Company's no par value Common Stock.

     Section 2.2.  "Director" means a member of the Company's
     Board of Directors who is not an employee of the Company.

     Section 2.3. "Election" means a Participant's delivery of written notice of election to the Secretary of the Company electing to receive his or her Fees or a portion thereof in the form of Common Stock.

     Section 2.4.  "Fair Market Value" means, as of any
     specified date, the closing price of a share of Common
     Stock of the Company as reported by the New York Stock
     Exchange.

     Section 2.5. "Fees" means the annual retainer (paid in quarterly installments) and meeting fees earned by a Director for his or her service as a member of the Atmos
     Board of Directors during a Fiscal Year or portion thereof.

     Section 2.6.  "Fiscal Year" means the 12-month period
     beginning October 1st of any year and ending September 30th of the next year.

     Section 2.7.  "Participant" means a Director who has
     elected to receive payment of all or a portion of his or her Fees in shares of Common Stock.

     Section 2.8.  "Quarter" means the 3-month period beginning
     October 1, January 1, April 1, or July 1 of each Fiscal
     Year.





III. Shares Authorized for Issuance

     Section 3.1. A maximum of 50,000 shares of Atmos Common Stock may be issued under this Plan. The Common Stock issued under this Plan may, at the option of the Board of Directors, be either original issue or purchased on the open market. In the event of any change in the outstanding Common Stock of the Company by reason of any stock split, stock dividend, merger, consolidation, reorganization, or other similar change in capitalization, the number or kind of shares that may be issued under the Plan shall be automatically adjusted so that the proportionate interest of the shares issuable under this Plan is maintained as before the occurrence of such event.

IV.  Administration

     Section 4.1. Each Director may elect to receive all or a portion (in 25% increments) of his or her Fees in shares of Common Stock by executing and delivering an effective election form. An Election must be delivered to the Secretary of the Company at least six months prior to the beginning of the Quarter in order to be effective for Fees earned in that Quarter. The Election must be documented and executed using the election form approved by the Secretary of the Company. The election form is deemed delivered when received by the Secretary.

     Section 4.2. A Director making an Election may designate a beneficiary or beneficiaries who will receive any shares of Common Stock owed to the Director hereunder in the event of the Director's death.

     Section 4.3. An Election may be revoked or modified only with respect to Fees earned in the next Quarter following the end of the six-month period commencing on the date a written revocation or modification is delivered to the Secretary of the Company. A written revocation or modification is deemed delivered when received by the Secretary. Changes in the designation of a beneficiary may be made at any time.

     Section 4.4. An Election shall result in the deferral of the Common Stock portion of the payment of the Fees earned in each Quarter for which the Election is effective until after the end of each such Quarter. Shares of Common Stock shall be issued to the Director as soon as possible following the end of each such Quarter. The number of shares of Common Stock so issued shall be equal to the amount of Fees that would have been paid to the Director during a Quarter divided by the Fair Market Value on the last day of such Quarter. Only whole numbers of shares of Common Stock shall be issued; fractional shares shall be paid in cash. If the Election is for only a portion of the Fees, the remaining portion of the Fees to be paid in cash

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     shall be paid at the time the cash payment would normally
     be paid by the Company to the Director.

     Section 4.5. The Human Resources Committee of the Board of Directors shall be responsible for the administration of the Plan. The Human Resources Committee, by majority action of its members, is authorized to interpret the Plan, prescribe, amend, and rescind rules and regulations relating to the Plan, provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. No member of the Human Resources Committee shall be liable for any action of determination made in good faith. The determinations, interpretations, and other actions of the Human Resources Committee pursuant to the provisions of the Plan shall be binding and conclusive for all purposes and on all persons.

V.   Effective Date

     Section 5.1.  The Plan shall be submitted to the
     shareholders of the Company for their approval and adoption and will become effective immediately upon such approval.

VI.  Amendment and Termination

     Section 6.1. The Board of Directors of the Company may at any time terminate, and from time to time may amend or modify, the Plan, provided, however, that no amendment or modification may become effective without approval by the shareholders of the Company if shareholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements or if the Board of Directors, on advice of counsel, determines that shareholder approval is otherwise necessary or advisable.


     IN WITNESS WHEREOF and as conclusive evidence of its

adoption of this Plan, the Company has caused this Outside

Directors Stock-for-Fee Plan to be duly executed this 8th day of

February, 1995.

                              ATMOS ENERGY CORPORATION


                              By:   /s/ Ronald L. Fancher
                                   -----------------------------
                                   Ronald L. Fancher
                                   President and Chief Executive
                                   Officer

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